Exhibit 99.2

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

DATED

MARCH 1, 2016

AMONG

JAVELIN MORTGAGE INVESTMENT CORP.

ARMOUR RESIDENTIAL REIT, INC.

AND

JMI ACQUISITION CORPORATION

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Table of Contents

ARTICLE 1 THE TENDER OFFER		1
1.1	Announcement of this Agreement and the Tender Offer	1
1.2	The Offer	2
1.3	Company Action	3
1.4	Special Committee	4

ARTICLE 2 THE MERGER		4
2.1	Agreement to Effect Merger	4
2.2	The Merger	4
2.3	Charter	5
2.4	Bylaws	5
2.5	Directors	5
2.6	Officers	5
2.7	Stock of the Company	5
2.8	Stock of Acquisition	5
2.9	Merger without Stockholder Vote	5
2.10	Payment for Shares

ARTICLE 3 EFFECTIVE TIME OF MERGER		6
3.1	Date of the Merger	6

ARTICLE 4 REPRESENTATIONS AND WARRANTIES		7
4.1	Representations and Warranties of the Company	7
4.2	No Implied Representations and Warranties by the Company	10
4.3	Representations and Warranties of Parent and Acquisition	10
4.4	No Implied Representations and Warranties by Parent or Acquisition	11
4.5	Termination of Representations and Warranties	11
4.6	No Liability of Company regarding Incorrect Representations and Warranties	11

ARTICLE 5 PROPOSALS FROM OTHER PERSONS		11
5.1	No Solicitation of Offers; Notice of Proposals from Others	11
5.2	Waiver of Standstill Provisions	12
5.3	Return of Materials Subject to Confidentiality Agreements	12

ARTICLE 6 ACTIONS PRIOR TO THE MERGER		12
6.1	Company Activities Until Effective Time	12
6.2	All Parties’ Activities Until Effective Time	13
6.3	Communications to Company Employees	14
6.4	No Action to Create Appraisal Rights	14
6.5	ACM Assistance to Company	14
6.6	Reasonable Best Efforts	14

ARTICLE 7 CONDITIONS PRECEDENT TO MERGER		14
7.1	Conditions to the Company’s Obligations	14
7.2	Conditions to Acquisition’s Obligations	14
7.3	Frustration of Closing Conditions	14

ARTICLE 8 TERMINATION		15
8.1	Right to Terminate	15
8.2	Manner of Terminating Agreement	16
8.3	Effect of Termination	17
8.4	Termination Fees; Expenses	17

ARTICLE 9 ABSENCE OF BROKERS		17
9.1	Representations and Warranties Regarding Brokers and Others	17

ARTICLE 10 INDEMNIFICATION OF DIRECTORS AND OFFICERS		17
10.1	Indemnification for Prior Acts	17
10.2	Benefit of Provisions	18

ARTICLE 11 OBLIGATIONS OF PARENT TO FUND ACQUISITION		18
11.1	Funding of Acquisition	18

ARTICLE 12 GENERAL		18
12.1	Expenses	18
12.2	Access to Properties, Books and Records	18
12.3	Press Releases	19
12.4	Entire Agreement	19
12.5	Benefit of Agreement	19
12.6	Effect of Disclosures	19
12.7	Captions	19
12.8	Assignments	19
12.9	Notices and Other Communications	19
12.10	Governing Law	20
12.11	Consent to Jurisdiction	20
12.12	Remedies; Specific Performance	20
12.13	Waiver of Jury Trial	21
12.14	Amendments	21
12.15	Counterparts	21

Defined Terms

ACM	1
ACM Management Agreement	9
Acquisition	1
Acquisition Proposal	11
Acquisition Transaction	11
Action	17
Agreement	1
Articles of Merger	6
Board	1
Business Day	1
BVPS	2
Calculation Date	2
Certificates	5
Charter	7
Closing	6
Closing Date	6
Code	6
Common Stock	1
Company	1
Company 10-K	8
Company Material Adverse Effect	7
Department	6
Effective Time	6
ERISA	9
Exchange Act	1
Excluded Shares	5
Expiration Date	2
Expiration Time	2
GAAP	2
Governmental Authority	12
Indemnified Parties	17
Independent Director	4
JMP	7
Laws	9
Lazard	17
Maryland Short Form Merger Notice	2
Merger	1
Merger Price	5
MGCL	1
Minimum Condition	1
Offer Documents	2
Offer TO	2
Parent	1
Paying Agent	5
Potential Acquiror	11
Price Increase Notice	15

REIT	9
Schedule 14D-9	4
Schedule TO	2
SEC	1
Securities Act	8
September 30 10-Q	8
Special Committee	1
Superior Proposal	15
Superior Proposal Notice	15
Surviving Corporation	1
Takeover Laws	7
Tender Offer	1
Tender Offer Price	2
Tender Outside Date	16
Transactions	1
United States	8

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of March 1, 2016, among JAVELIN Mortgage Investment Corp. (the “Company”), a Maryland corporation, ARMOUR Residential REIT, Inc. (“Parent”), a Maryland corporation, and JMI Acquisition Corporation (“Acquisition” and, together with the Company and Parent, each a “Party” and collectively, the “Parties”), a Maryland corporation and wholly-owned subsidiary of Parent.

WHEREAS, Parent proposes to cause Acquisition to commence a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Tender Offer”) to purchase all of the outstanding shares of common stock of the Company, par value $0.001 per share (“Common Stock”), subject to the condition that greater than fifty percent (50%) of the total number of outstanding shares of Common Stock which are not owned immediately before the Expiration Time (as defined below) by Parent, any of its subsidiaries, or any officers or directors of Parent, or the Company are validly tendered and not withdrawn (the “Minimum Condition”), at a price per share equal to the Tender Offer Price (as defined below), subject to the terms and conditions set forth in this Agreement;

WHEREAS, following the consummation of the Tender Offer, the Parties intend that Acquisition will be merged (the “Merger”) with and into the Company without the approval of the Company's stockholders in accordance with Section 3-106.1 of the Maryland General Corporation Law (the “MGCL”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent (the “Surviving Corporation”), and as a result of the Merger the remaining untendered shares of Common Stock will be converted into the right to receive cash equal to the Tender Offer Price, subject to the terms and conditions set forth in this Agreement and the Merger shall be governed by and effected following the consummation of the Tender Offer pursuant to Section 3-106.1 of the MGCL;

WHEREAS, the Board of Directors of the Company (the “Board”), acting upon the recommendation of the independent special committee of the Board consisting of the director who is not employed by or otherwise affiliated with Parent, ARMOUR Capital Management LP, a Delaware limited partnership (“ACM”), or any of their respective subsidiaries (the “Special Committee”), has unanimously (i) determined that this Agreement, the Transactions (as defined below) and the other transactions contemplated by this Agreement are advisable and in the best interests of the Company and its stockholders, (ii) approved this Agreement and the transactions contemplated by it, consisting of the Tender Offer and the Merger (together with the Tender Offer, the “Transactions”) and (iii) determined to recommend that the Company’s stockholders tender their shares of Common Stock in response to the Tender Offer, in each case subject to the terms and conditions set forth in this Agreement;

WHEREAS, the respective boards of directors of Parent and Acquisition have approved this Agreement and the transactions contemplated hereby, including the Transactions, subject to the terms and conditions provided for in this Agreement;

WHEREAS, no vote of the stockholders of Parent is required in connection with the Transactions;

WHEREAS, the Special Committee has received the opinion of its financial advisor that the consideration to be received by the holders of Common Stock pursuant to the Transactions is fair to such holders from a financial point of view; and

WHEREAS, the Company, Parent and Acquisition are willing to make certain representations, warranties, covenants and agreements in connection with the Transactions and also to prescribe certain conditions to the Transactions, as set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements set forth herein, and intending to be legally bound, the Parties hereto hereby agree as follows:

ARTICLE 1
THE TENDER OFFER

1.1

Announcement of this Agreement and the Tender Offer. Not later than the first business day after the date of this Agreement, Parent and the Company will each make a public announcement of this Agreement and the Transactions.  “Business Day” is any day other than a Saturday, Sunday or a holiday on which banks in New York City generally are closed for business. The announcements shall be filed by Parent with the Securities and Exchange Commission (“SEC”) on such forms, in such manner and at such times as required under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”). If required to ensure that Parent’s announcements will not constitute the commencement of a tender offer, such filings will be marked to show that they contain pre-commencement communications.

1.2

The Offer.  Provided that this Agreement shall not have been terminated pursuant to Article 8 hereof and that no event shall have occurred and be continuing that, had the Tender Offer been commenced, would give rise to a right to terminate the Tender Offer pursuant to any of the conditions set forth in Exhibit 1.2-E, as promptly as reasonably practicable (or by such other date as the Parties may mutually agree in writing), but in no event later than 10 Business Days following the date of this Agreement, Acquisition shall, and Parent shall cause Acquisition to, commence, within the meaning of the Exchange Act, the Tender Offer by offering to purchase all of the outstanding shares of Common Stock, subject to the Minimum Condition, for an amount in cash per share (the “Tender Offer Price”) equal to 87% of the book value per share of Common Stock (“BVPS”), as of 5:00 P.M. New York City time on the date that is ten (10) Business Days prior to the expiration of the Tender Offer (the “Calculation Date”).  BVPS shall be calculated by the Company, subject to the review and approval of the Special Committee, using the following data:  (i) the market value of the Company’s agency securities and derivatives as of the Calculation Date, (ii) the appraised value of the Company’s non-agency securities as of the Calculation Date or the most recent prior date as of which such value can be determined, (iii) cash balances in the Company’s bank accounts as of the Calculation Date, (iv) the Company's repurchase agreement balances and interest payable to repurchase counterparties as of the Calculation Date, and (v) any other tangible assets or liabilities determined in accordance with generally accepted accounting principles, consistently applied ("GAAP"), including accruals, as of the Calculation Date, less $1.0 million to account for the Company's expenses related to the Transactions not included in the above-referenced accruals.  B VPS shall be calculated as set forth on Schedule 1.2 and shall be certified by an authorized representative of the Company as true and accurate in all material respects.  Estimates of BVPS shall be calculated as of 5:00 P.M., New York City time and posted to the Company’s website as soon as reasonably practicable on the date that the Tender Offer is commenced and on every Business Day thereafter until the Calculation Date.  Thereafter, through the Expiration Date (as defined below), the Tender Offer Price shall be posted on the Company’s website. The Tender Offer shall be made by means of an offer to purchase that describes the terms and conditions of the Tender Offer in accordance with this Agreement.

(a)

On the date of the commencement of the Tender Offer, Acquisition will (and Parent will cause Acquisition to), if it has not already done so, file with the SEC a combined Schedule 13E-3/Tender Offer Statement on Schedule TO with respect to the Tender Offer (together with any amendments or supplements that have been made or are made in the future, the “Schedule TO”), including forms of an offer to purchase, a letter of transmittal and a summary advertisement (the Schedule TO and the documents included in it by which the Tender Offer will be made, as they may be supplemented or amended, being the “Offer Documents”) and the notice referred to in Section 3-106.1(e)(1) of the MGCL (the “Maryland Short Form Merger Notice”). Promptly after that, Acquisition will communicate the Tender Offer and deliver the Offer Documents and the Maryland Short Form Merger Notice to the record holders and beneficial owners of Common Stock in accordance with applicable Law. Parent and Acquisition shall cause the Offer Documents to comply as to form in all respects with the requirements of the Exchange Act, the applicable rules and regulations of the New York Stock Exchange and any other applicable Laws. Each of Parent, Acquisition and the Company will promptly correct any information provided by it for use in the Offer Documents if and to the extent that information is or becomes incomplete or inaccurate in any material respect, and Parent and Acquisition will supplement or amend the Offer Documents to the extent required by the Exchange Act, file the amended or supplemented Offer Documents with the SEC and, if required, disseminate the amended Offer Documents or supplements to the Company’s stockholders. The Special Committee and its counsel will be given a reasonable opportunity to review and comment on the Offer Documents and any amendments or supplements to them before they are filed with the SEC or disseminated to the Company's stockholders, and Parent and Acquisition shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the Special Committee and its counsel. In addition, Parent and Acquisition shall (i) provide the Special Committee and its counsel with copies of any written comments, (ii) inform them about any oral comments, that Parent or Acquisition or their counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments, (iii) consult with the Special Committee and its counsel prior to responding to any such comments and (iv) provide the Special Committee with copies of all such written responses (or if oral responses, summaries thereof). Subject to the preceding sentence, Parent and Acquisition shall respond promptly to any comments received from the SEC or its staff with respect to the Offer Documents and take all other commercially reasonable actions necessary to resolve the issues raised therein, except to the extent any comments received from the SEC or its staff with respect to the Offer Documents might require a delay or certain actions which might reasonably be viewed as detrimental to the Company or its stockholders, in which case no action may be taken without approval of the Special Committee.

(b)

Unless extended as required or permitted by this Agreement, the day on which the Tender Offer expires (the “Expiration Date”) will be no earlier than the 20th Business Day, nor later than the 75th day, after the day on which the Schedule TO (or any amendment(s) thereto) that includes the Offer Documents (the “Offer TO”) is filed with the SEC, or, if the Tender Offer has been extended as required or permitted by this Agreement, the date to which the Tender Offer has been so extended. The time on the Expiration Date at which the Tender Offer will expire is referred to as the “Expiration Time.” Parent and Acquisition shall not terminate the Tender Offer prior to any scheduled Expiration Time (including any rescheduled Expiration Time) without the prior written consent of the Company, except in the event that this Agreement is terminated pursuant to Article 8.

(c)

If at the scheduled Expiration Time any of the conditions set forth on Exhibit 1.2-E shall not have been satisfied or waived by Parent or Acquisition (if permitted hereunder), then Acquisition shall (and Parent shall cause Acquisition to) extend the Tender Offer for one or more successive periods of up to 10 Business Days each in order to permit the satisfaction of such conditions; provided, that Parent and Acquisition will not be required to extend the Tender Offer for more than three successive periods of 10 Business Days each and no extension of the Tender Offer will be required to extend past the earlier of (A) the termination of this Agreement pursuant to Article 8 hereof, and (B) the Tender Outside Date (as defined below).

(d)

Subject to the satisfaction or waiver of the conditions to the Tender Offer set forth on Exhibit 1.2-E, Acquisition will (and Parent shall cause Acquisition to), promptly after the Expiration Time (and in any event in compliance with Rule 14e-1(c) under the Exchange Act), accept for payment and pay for all the shares of Common Stock validly tendered and not properly withdrawn pursuant to the Tender Offer on or before the applicable Expiration Time. Subject to Section 2.10(c), the Tender Offer Price payable in respect of each share of Common Stock validly tendered and not properly withdrawn pursuant to the Tender Offer shall be paid net to the seller in cash, without interest.  Acquisition will not modify or waive the condition in paragraph (a) on Exhibit 1.2-E to reduce the Minimum Condition. In addition, Acquisition will not, without the prior consent of the Company, (i) decrease the Tender Offer Price, (ii) decrease the number of shares of Common Stock being solicited in the Tender Offer, (iii) change the form of consideration payable in the Tender Offer, (iv) modify, amend or add to the conditions set forth on Exhibit 1.2-E, including amending or waiving the Minimum Condition, (v) add any condition to the Tender Offer or (vi) extend the Expiration Date to a day which is more than 75 days after the day on which the Offer TO is filed with the SEC, except that (A) if the Tender Offer is modified to increase the Tender Offer Price or in any other manner permitted by this Agreement, the Expiration Date may be extended until 10 Business Days after the day on which Acquisition makes a public announcement of the modification, (B) if anyone other than Acquisition makes a tender offer for shares of Common Stock before the Tender Offer expires, Acquisition may extend the Expiration Date until not later than 10 Business Days after the other tender offer expires, (C) if the Company delivers a Superior Proposal Notice (as defined below), Parent may extend the Expiration Date until not later than 10 Business Days after the last day on which Parent is permitted under Section 8.1(f) to deliver a Price Increase Notice (as defined below), or the last day of the two Business Day negotiation period under Section 8.1(g), and if Parent delivers a Price Increase Notice by the last day permitted under Section 8.1(f), or if a Superior Proposal Notice given under Section 8.1(g) is withdrawn without this Agreement terminating, Parent may extend the Expiration Date until not later than 10 Business Days (or such longer period as is required by applicable SEC rules or by law) after the day on which Parent delivers the Price Increase Notice or the Superior Proposal Notice under Section 8.1(g) is withdrawn (or until such later date as is agreed upon by the Company, with the approval of the Special Committee, and by Parent), and (D) if Acquisition is prevented by an order of a court or other governmental agency from accepting shares of Common Stock which are tendered in response to the Tender Offer, Acquisition may extend the Expiration Date until not later than 10 Business Days after Acquisition is able to accept shares of Common Stock without violating any order of any court or other governmental agency. Acquisition may extend the Tender Offer for a subsequent offer period after the Expiration Date as permitted by Rule 14d-11 under the Exchange Act.

(e)

If at least two Business Days before the scheduled Expiration Date, the Company delivers a Superior Proposal Notice to Parent and Acquisition as described in clause (iii) of Section 8.1(f), the Expiration Date will automatically be extended to the fourth Business Day after the day on which the Company delivers the Superior Proposal Notice to Parent, subject to compliance with the applicable requirements of the Exchange Act.

(f)

In the event that this Agreement is terminated pursuant to Article 8, Acquisition shall (and Parent shall cause Acquisition to) (i) within one Business Day after such termination, terminate the Tender Offer, (ii) not acquire any shares of Common Stock pursuant to the Tender Offer and (iii) cause any depository acting on behalf of Acquisition to return, in accordance with applicable Law, all tendered shares of Common Stock to the record holders thereof.

1.3

Company Action.

(a)

(i) The Special Committee and the Board each has adopted resolutions in which it has determined that this Agreement, the Transactions, and the other transactions contemplated by this Agreement are advisable and in the best interests of the Company and its stockholders, (ii) the Special Committee recommended that the Board approve this Agreement, the Transactions and the other transactions contemplated by this Agreement, (iii) the Board approved this Agreement, the Transactions and the other transactions contemplated by this Agreement, and (iv) the Board, subject to Sections 8.1(f), 8.1(g) and 8.1(h), determined to recommend that the Company’s stockholders tender their shares of Common Stock in response to the Tender Offer. However, notwithstanding anything contained in this paragraph (a) or elsewhere in this Agreement, if the Special Committee or the Board, after consultation with counsel, determines in good faith to withdraw or modify the recommendation, because the failure to do so could reasonably be expected to be inconsistent with the duties of the members of the Special Committee or of the members of the entire Board under applicable law, then the Special Committee and the Board may withdraw or modify their respective recommendations accordingly.

(b)

The Company will file with the SEC, promptly after Acquisition files the Offer TO, a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements, the “Schedule 14D-9”) containing the recommendations described in subparagraph (a) and will disseminate the Schedule 14D-9 to holders of shares of Common Stock as and to the extent required by Rule 14d-9 under the Exchange Act. Parent and Acquisition shall promptly furnish to the Company in writing any information concerning Parent and Acquisition that may be required by applicable Law for inclusion in the Schedule 14D-9. The Company, on the one hand, and Parent and Acquisition, on the other hand, each will promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information is or becomes incomplete or inaccurate in any material respect and the Company will file any corrected Schedule 14D-9 with the SEC and disseminate the corrected Schedule 14D-9 to the Company’s stockholders to the extent required by the Exchange Act or the rules under it.

(c)

In connection with the Tender Offer, the Company will promptly furnish Acquisition with mailing labels, security position listings and any other available listing or computer files containing the names and addresses of the record holders or, to the extent known to the Company, beneficial owners of shares of Common Stock as of a recent date and the Company will furnish Acquisition with such additional information and assistance (including, without limitation, updated lists of stockholders, mailing labels and lists of securities positions) as Acquisition or its representatives may reasonably request in order to communicate the Tender Offer to the record holders and beneficial owners of Common Stock. Subject to the requirements of applicable Law, Acquisition will hold in confidence the information contained in any such labels, listings or files, and will use that information only in connection with the Tender Offer and the Merger. If this Agreement is terminated before Acquisition accepts tendered shares, Acquisition will return to the Company the originals and all copies of that information which are in Acquisition’s possession or control.

1.4

Special Committee.

(a)

Parent and the Company will at all times do all things in their power so that at all times prior to the Effective Time, the Special Committee shall be composed of at least one (1) director who is not an officer, stockholder or affiliate of the Company or Parent (other than in such capacity as director of the Company and member of the Special Committee) and who will be independent for purposes of Rule 10A-3 under the Exchange Act (“Independent Director”).

(b)

Until the Effective Time (as defined below), the approval or written consent of the Special Committee shall be required for (i) any consent or action by the Company required or permitted under this Agreement, including any amendment or termination of this Agreement by the Company, (ii) any agreement by the Company to an extension of the time for performance of any obligation or action hereunder by Parent or Acquisition, (iii) any waiver by the Company of compliance with any covenant of Parent or Acquisition or any waiver by the Company of any other agreements or conditions contained herein for the benefit of the Company or (iv) any exercise of the Company’s rights or remedies under this Agreement. Any action by the Company of the type described in any of clauses (i) through (iv) of the preceding sentence will be conclusively presumed to have been approved by the Special Committee if the Company delivers to Parent or Acquisition a document signed by a member of the Special Committee that includes a statement that the action was approved by the Special Committee.

ARTICLE 2
THE MERGER

2.1

Agreement to Effect Merger. If (i) the Minimum Condition is satisfied, (ii) Acquisition purchases the shares of Common Stock that are validly tendered in response to the Tender Offer and not withdrawn, and (iii) the conditions to the Merger set forth in Section 7.2 are satisfied or waived, Acquisition, Parent and the Company each will take all steps in its power (including fulfilling its obligations under Section 2.10) to cause Acquisition to be merged with and into the Company on the terms and with the effects set forth in Sections 2.2 through 2.9 of this Agreement.  Without limiting the foregoing, the Merger shall be governed by Section 3-106.1 of the MGCL and the Merger shall be effected following the consummation of the Tender Offer in accordance therewith.  The Maryland Short Form Merger Notice will be disseminated with the Offer Documents to the holders of record of shares of Common Stock to ensure compliance with Section 3-106.1(e) of the MGCL.

2.2

The Merger. In the Merger, Acquisition will be merged with and into the Company without the approval of the Company’s stockholders in accordance with Section 3-106.1 of the MGCL, and the Company will be the Surviving Corporation of the Merger. Except as specifically provided in this Agreement, when the Merger becomes effective, (i) the real and personal property, other assets, rights, privileges, immunities, powers, purposes and franchises of the Company will continue unaffected and unimpaired by the Merger, (ii) the separate existence of Acquisition will terminate, and Acquisition’s real and personal property, other assets, rights, privileges, immunities, powers, purposes and franchises will transfer to, vest in and devolve on the Surviving Corporation, and (iii) the Merger will have the other effects specified in Section 3-114 of the MGCL.

2.3

Charter. Immediately after the Effective Time, the charter of Acquisition shall be the charter of the Surviving Corporation, until thereafter amended in accordance with its terms and as provided by applicable Law.

2.4

Bylaws. Immediately after the Effective Time, the Bylaws of Acquisition shall be the Bylaws of the Surviving Corporation, until thereafter amended in accordance with their terms and as provided by applicable Law.

2.5

Directors. The persons listed on Schedule 2.5 will be the directors of the Surviving Corporation from and after the Effective Time and will hold office in accordance with applicable Law and the Surviving Corporation’s organizational documents.

2.6

Officers. The officers of the Company immediately before the Effective Time will be the officers of the Surviving Corporation after the Effective Time and will hold office at the pleasure of the Board of Directors of the Surviving Corporation and in accordance with the Bylaws of the Surviving Corporation.

2.7

Stock of the Company. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Acquisition or the Company or any holder of any securities of any of the foregoing:

(a)

Cancellation of Acquisition- or Parent-Owned Company Common Stock. Each outstanding or issued share of Common Stock that is owned by Parent or Acquisition or by any Subsidiary of Parent, Acquisition or the Company, immediately prior to the Effective Time, including each share of Common Stock that has been irrevocably accepted for purchase by Acquisition in the Tender Offer (which shares shall be treated as set forth in Section 2.7(b)) (except to the extent held by any such Person on behalf of a third party) (collectively, the “Excluded Shares”), shall automatically be canceled and shall cease to exist, and no cash, stock or other consideration shall be delivered or deliverable in exchange therefor.

(b)

Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) shall automatically be converted into the right to receive cash in an amount, without interest, equal to the Tender Offer Price (the “Merger Price”).

2.8

Stock of Acquisition. At the Effective Time, each share of common stock of Acquisition, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, par value $0.001 per share.  At the Effective Time, a certificate which represented shares of Acquisition common stock will be a certificate representing the same number of shares of the Surviving Corporation.

2.9

Merger without Stockholder Vote. If the Minimum Condition is met and Acquisition purchases the shares of Common Stock that are validly tendered in response to the Tender Offer and not withdrawn, and Acquisition owns a majority of the total number of the outstanding shares of Common Stock, the Company will cause the Merger to be effected following the consummation of the Tender Offer as promptly as practicable without a vote of the holders of Common Stock, in accordance with Section 3-106.1 of the MGCL.

2.10

Payment for Shares.

(a)

Prior to the Effective Time, Acquisition will designate, with the Company’s prior consent (not to be unreasonably withheld), a bank or trust company to act as Paying Agent in connection with the Merger (the “Paying Agent”). At, or immediately before, the Effective Time, Acquisition will, and Parent shall cause Acquisition to, provide the Paying Agent with the funds necessary to make the payments under the rights contemplated by Section 2.7. Until used for that purpose, the funds will be invested by the Paying Agent, as directed by the Surviving Corporation, in obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Services Inc. or Standard & Poor’s Corporation, or in deposit accounts, certificates of deposit or banker’s acceptances of, repurchase or reverse repurchase agreements with, or Eurodollar time deposits purchased from, commercial banks, each of which has capital, surplus and undivided profits aggregating more than $10 billion (based on the most recent financial statements of the banks which are then publicly available).

(b)

Promptly (and in any event within five Business Days) after the Effective Time, the Surviving Corporation will cause the Paying Agent to mail to each person who was a record holder of Common Stock at the Effective Time, a form of letter of transmittal for use in effecting the surrender of stock certificates representing Common Stock (“Certificates”) in order to receive payment of the Merger Price. When the Paying Agent receives a Certificate, together with a properly completed and executed letter of transmittal and any other required documents, the Paying Agent will pay to the holder of the shares represented by the Certificate, or as otherwise directed in the letter of transmittal, the Merger Price with regard to those shares, and the Certificate will be cancelled. Book entry transfer of shares to the Paying Agent will have the same effect as delivery of a Certificate with respect to those shares. No interest will be paid or accrued on the cash payable upon the surrender of Certificates. If payment is to be made to a person other than the person in whose name a surrendered Certificate is registered, the surrendered Certificate must be properly endorsed or otherwise be in proper form for transfer, and the person who surrenders the Certificate must provide funds for payment of any transfer or other taxes required by reason of the payment to a person other than the record holder of the surrendered Certificate or establish to the satisfaction of the Surviving Corporation that the tax has been paid. After the Effective Time, a Certificate which has not been surrendered will represent only the right to receive the Merger Price, without any interest.

(c)

The Paying Agent may withhold from the sum payable to any person as a result of the Merger, and pay to the appropriate taxing authorities, any amounts which the Paying Agent or the Surviving Corporation is required, or reasonably believes it is required, to withhold under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of any state, local or foreign tax law. Any sum which is withheld and paid to a taxing authority as permitted by this paragraph will be deemed to have been paid to the person with regard to whom it is withheld. The Parties shall provide and to make customary requests for information and documentation allowing for the avoidance of withholding.

(d)

If a Certificate has been lost, stolen or destroyed, the Surviving Corporation will accept an affidavit and indemnification reasonably satisfactory to it instead of the Certificate.

(e)

At any time which is more than six months after the Effective Time, the Surviving Corporation may require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and have not been disbursed to former holders of shares of Common Stock (including, without limitation, interest and other income received by the Paying Agent in respect of the funds made available to it), and after the funds have been delivered to the Surviving Corporation, former stockholders of the Company must look to the Surviving Corporation for payment of the Merger Price upon surrender of the Certificates held by them. Neither the Surviving Corporation nor the Paying Agent will be liable to any former stockholder of the Company for any Merger consideration which is delivered to a public official pursuant to any abandoned property, escheat or similar law.

(f)

After the Effective Time, the Surviving Corporation will not record any transfers of shares of Common Stock on the stock transfer books of the Company or the Surviving Corporation. If, after the Effective Time, Certificates are presented for transfer, they will be cancelled and treated as having been surrendered for the Merger Price (which will be paid upon receipt of a properly completed Letter of Transmittal and any other required documents).

(g)

Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the number of outstanding shares of Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, business combination, tender or exchange offer, readjustment or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within such period, the Tender Offer Price and the Merger Price shall be appropriately adjusted to provide the holders of shares of Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, however, that (i) in no event shall the aggregate amount payable by Parent or Acquisition pursuant to this Section 2.10 after giving effect to any such event exceed the amount that would have been payable pursuant to this Section 2.10 had such event not occurred and (ii) nothing in this Section 2.10 shall permit the Company to take any action with respect to its securities that is expressly prohibited by the terms of this Agreement.

ARTICLE 3
EFFECTIVE TIME OF MERGER

3.1

Closing of the Merger.  The closing of the Merger (the “Closing”) shall take place at the offices of Akerman LLP, Three Brickell City Center, 98 Southeast Seventh Street, Miami, FL 33131 at 10:00 a.m., Eastern time, as promptly as practicable following the Expiration Time, but in no event later than the third (3rd) Business Day following the satisfaction or (to the extent permitted by applicable Law) waiver by the Party or Parties entitled to the benefits thereof of the conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of those conditions), or at such other place, time or date as shall be agreed in writing between Parent and the Company; provided, that the Closing shall in any event not occur earlier than thirty (30) days following the date of dissemination of the Maryland Short Form Merger Notice as set forth in Section 1.2(a). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

3.2

Date of the Merger.  At the Closing, the Parties shall cause the Merger to be consummated by filing with the State Department of Assessments and Taxation of Maryland (the “Department”) articles of merger (the “Articles of Merger”) in connection with the Merger, in such form as is required by, and executed in accordance with, the MGCL, and the Parties shall make all other filings or recordings required under the MGCL in connection with the Merger.  The Merger shall become effective at the time the Articles of Merger are accepted for record by the Department or such later date and time (not to exceed thirty (30) days after the Articles of Merger are accepted for record by the Department) as shall be agreed to by the Company and Parent and specified in the Articles of Merger (the date and time the Merger becomes effective being the “Effective Time”), it being understood and agreed that the Parties shall cause the Effective Time to occur on the Closing Date.

3.3

No Dissenters’ or Appraisal Rights. No dissenters’ or appraisal rights or rights of an objecting stockholder (under Section 3-201 et seq. of the MGCL or otherwise) shall be available with respect to the Merger or the other transactions contemplated hereby.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1

Representations and Warranties of the Company. Except (i) as disclosed in any report, schedule, form or other document filed with, or furnished to, the SEC after January 1, 2013 and publicly available prior to the date of this Agreement, or (ii) as disclosed in the corresponding section of the disclosure schedules attached to this Agreement (it being agreed that disclosure of any item in any section of the disclosure schedules shall also be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent on its face), the Company represents and warrants to Parent and Acquisition as follows:

(a)

The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland.

(b)

The Company has all corporate power and authority necessary to enable it to enter into this Agreement and carry out the Transactions. All corporate actions necessary to authorize the Company to enter into this Agreement and carry out the Transactions have been taken and, assuming the conditions of Section 3-106.1 of the MGCL have been satisfied, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement, the Transactions or the other transactions contemplated by this Agreement (subject, with respect to the Merger, to the filing of the Articles of Merger with and acceptance for record of the Articles of Merger by the Department). This Agreement has been duly executed by the Company and, assuming this Agreement has been duly executed by Parent and Acquisition, is a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms (except to the extent that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity).

(c)

The Special Committee has received and considered in connection with its decision to make the recommendation to the Board described in the next sentence, an opinion, dated as of the date hereof, of JMP Securities LLC (“JMP”) as financial advisor to the Special Committee, to the effect that, subject to the limitations and assumptions set forth therein, as of the date hereof, the Tender Offer Price and Merger Price to be paid to the holders of shares of Common Stock in the Tender Offer and Merger are fair from a financial point of view to the Company’s stockholders.

(d)

The Board, acting upon the recommendation of the Special Committee, has unanimously (i) determined that this Agreement, the Transactions and the other transactions contemplated by this Agreement are advisable and in the best interests of the Company and its stockholders, (ii) approved this Agreement, the Transactions and the other transactions contemplated by this Agreement and (iii) subject to Sections 8.1(f), 8.1(g) and 8.1(h), determined to recommend that the holders of Common Stock tender their shares in response to the Tender Offer, and include such recommendation in the Schedule 14D-9, which resolutions have not as of the date hereof been subsequently rescinded, modified or withdrawn in any way.

(e)

The Board has taken all action necessary to render inapplicable to this Agreement, the Transactions and the other transactions contemplated by this Agreement (a) the provisions of Subtitle 6 of Title 3 of the MGCL and Subtitle 7 of Title 3 of the MGCL and (b) the limitations on transfer and ownership set forth in Section 7.2.1(a)(i) of the charter of the Company (the “Charter”).  No other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Laws”) is applicable to this Agreement, the Transactions or the other transactions contemplated by this Agreement.  The Company does not have a “poison pill” or similar rights plan.

(f)

Neither the execution and delivery of this Agreement or of any document to be delivered in accordance with this Agreement nor the consummation of the Transactions or by any document to be delivered in accordance with this Agreement will violate, result in a breach of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, the Charter or Bylaws of the Company, any agreement or instrument to which the Company or any subsidiary of the Company is a party or by which any of them is bound, any law, or any order, rule or regulation of any court or governmental agency or other regulatory or adjudicatory body having jurisdiction over the Company or any of its subsidiaries, except violations, breaches or defaults that in aggregate would not reasonably be expected to have a Company Material Adverse Effect. As used in this Agreement, the term “Company Material Adverse Effect” means a material adverse effect upon (i) the consolidated financial condition of the Company and its subsidiaries, taken as a whole, (ii) the consolidated results of operations of the Company and its subsidiaries, taken as a whole, during a fiscal year compared with what those consolidated results of operations would have been during that fiscal year but for a particular event or events, or a particular condition or conditions, or (iii) the business of the Company and its subsidiaries, taken as a whole; provided, that, in each case, developments, changes, events, conditions, occurrences or effects shall not be taken into account when determining whether a Company Material Adverse Effect has occurred to the extent arising out of or resulting from (A) changes in the economy of the United States of America (the “United States”) in general, (B) changes in the industry or industries in which the Company or its subsidiaries conduct their businesses, (C) changes in applicable Law, (D) changes in global or national political conditions (including the outbreak of war or acts of terrorism), (E) consummation or public disclosure of this Agreement or the Transactions contemplated by it or the pendency of such Transactions, (F) any litigation arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions, (G) the performance by the Company or any of its subsidiaries of its obligations under this Agreement or actions otherwise taken by the Company with Parent’s consent or any failure by the Company to take any action as a result of the restrictions in Article 6 of this Agreement, (H) any decline in the market price, or change in trading volume, of Common Stock or any failure of the Company to meet internal projections or forecasts, or projections or forecasts of any other person, of revenues, earnings or cash flow for any period ending on or after the date of this Agreement, or (I) any changes in the market value of the Company’s agency securities and derivatives as of the Calculation Date, the appraised value of the Company’s non-agency securities as of the Calculation Date or the most recent prior date as of which such value can be determined, or the  repurchase agreement balances as of the Calculation Date, except to the extent that the effect of a change described in one or more of clauses (A) through (E) materially disproportionately adversely affects the Company and its subsidiaries, taken as a whole, as compared to other companies engaged in similar businesses.

(g)

Except for (i) the filing with the SEC of the Schedule 14D-9 and, if necessary, any other filings required under, and compliance with other applicable requirements of, the Exchange Act and the rules of the New York Stock Exchange, (ii) the filing of the Articles of Merger with the Department pursuant to the MGCL, (iii) compliance with state securities, takeover and “blue sky” Laws and the filing of documents with various state securities authorities that may be required in connection with the Transactions contemplated hereby, and (iv) filings and notices required as a result of facts and circumstances attributable solely to Parent or Acquisition, no governmental filings, authorizations, approvals, or consents, or other governmental action are required to permit the Company to fulfill all its obligations under this Agreement.

(h)

The only authorized stock of the Company is 250,000,000 shares of Common Stock and 25,000,000 shares of preferred stock, par value $.001 per share. At February 24, 2016, the only outstanding stock of the Company is not more than 11,866,691 shares of Common Stock and there are no outstanding shares of preferred stock. All the outstanding shares of Common Stock have been duly authorized and issued and are fully paid and non-assessable. The Company has not issued any options, warrants or convertible or exchangeable securities which are outstanding, and is not a party to any other agreements, which require, or upon the passage of time, the payment of money or the occurrence of any other event may require, the Company to issue or sell any of its stock at any time or would require the Surviving Corporation to issue or sell any of its stock at any time after the Effective Time.

(i)

Neither the Company nor any of its subsidiaries is a party to any agreements regarding the voting of shares of Common Stock or committing the Company to register shares of Common Stock under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”). No holder of Common Stock or other securities of the Company is entitled under the Charter or under any agreement to which the Company or any of its subsidiaries is a party, to preemptive rights with regard to Common Stock or any other securities issued by the Company or by the Surviving Corporation.

(j)

Since January 1, 2013, the Company has filed with the SEC in a timely manner all forms, statements, reports and documents it has been required to file under the Securities Act or the Exchange Act.

(k)

The Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “Company 10-K”) and its Report on Form 10-Q for the period ended September 30, 2015 (the “September 30 10-Q”), which were filed with the SEC, including the documents incorporated by reference in each of them, each contained all the information required to be included in it and, when it was filed, did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made in it, in light of the circumstances under which they were made, not misleading. Without limiting what is said in the preceding sentence, the financial statements included in the Company 10-K all were prepared, and the financial information included in the September 30 10-Q was derived from financial statements which were prepared, in accordance with GAAP (except that interim financial information included in the September 30 10-Q does not contain all the notes required with regard to financial statements prepared in accordance with GAAP and is subject to normal year-end adjustments) and present fairly the consolidated financial condition and the consolidated results of operations of the Company and its subsidiaries at the dates, and for the periods, to which they relate.

(l)

Except as would not in aggregate constitute a Company Material Adverse Change, neither the Company nor any of its subsidiaries has any liabilities, contingent or otherwise, that would be required to be reflected on, or disclosed in notes to, consolidated financial statements of the Company and its subsidiaries prepared in accordance with GAAP, other than (i) liabilities reflected on the balance sheet included in the September 30 10-Q, (ii) liabilities disclosed in the notes to the financial statements in the Company 10-K or to the financial information in the September 30 10-Q, (iii) contingent obligations disclosed in the management’s discussion and analysis of financial condition and results of operations included in the Company 10-K or the September 30 10-Q, (iv) liabilities or obligations incurred or to be incurred in connection with the Transactions contemplated by this Agreement, or (v) trade payables and other current liabilities arising in the ordinary course out of the conduct by the Company and its subsidiaries of their respective businesses since September 30, 2015.

(m)

Since October 1, 2015, (i) the Company and its subsidiaries have conducted their businesses in the ordinary course and in the same manner in which they were being conducted at September 30, 2015, and (ii) nothing has occurred that has had or is likely to have a Company Material Adverse Effect.

(n)

The Company and each of its subsidiaries have since October 1, 2015, complied, and currently is complying, with all applicable United States national, state and local, and all applicable foreign, laws and regulations (collectively, “Laws”), except failures to comply that would not, in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(o)

The Company and its subsidiaries have all licenses and permits which are required at the date of this Agreement to enable them to conduct their businesses as they currently are being conducted, except licenses or permits the lack of which would not, in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(p)

At the date of this Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its subsidiaries is a party to any suit or governmental proceeding (in which service or notice of process has been received by the Company) which seeks to prevent the Company from completing the transactions that are the subject of this Agreement, nor, to the best of the knowledge of any member of the Special Committee, has any such legal proceeding or any such suit or governmental proceeding been threatened in writing.

(q)

The Company has elected to be taxed as a real estate investment trust (a “REIT”) as described in Section 856 of the Code, and commencing with its taxable year ended December 31, 2012, the Company (i) has at all times through December 31, 2015 satisfied all requirements to qualify as a REIT under Section 856 of the Code, (ii) has operated since December 31, 2015 in a manner that would allow it to continue to qualify as a REIT under Section 856 of the Code, and (iii) has not received a written notification from the Internal Revenue Service or any other taxing authority indicating that that taxing authority is considering asserting a claim that the Company does not qualify as a REIT. Without limiting what is said in the preceding sentence, neither the Company nor any subsidiary holds any asset the disposition of which would be subject to the built in gains rules of Treasury Reg. Section 1.337(d)-7.

(r)

Since January 1,  2013, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and each of its subsidiaries has filed when due (taking account of extensions) all tax returns which it has been required to file and has paid all taxes shown on those returns to be due.

(s)

The Company has no employees. Its activities are managed by ACM under a management agreement between ACM and the Company dated as of October 5, 2012 and amended as of March 5, 2014 and February 23, 2015 (the “ACM Management Agreement”). The Company is not a party to, and has no obligations under or with regard to, any employee benefit plans, whether or not subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).

(t)

Neither the Company nor any of its subsidiaries is required to be registered as an investment company under the Investment Company Act of 1940, as amended.

(u)

Neither the Schedule 14D-9 nor any information supplied by the Company for inclusion in the Offer Documents (or any amendment thereof or supplement thereto) will, at the respective times either the Schedule 14D-9 or the Schedule TO (or amendment to it) that includes the Offer Documents is filed with the SEC or the time when the Schedule 14D-9 or the Offer Documents are first sent to the Company's stockholders or at the Expiration Date, contain an untrue statement with respect to any material fact or omit to state any material fact required to be stated or included in it or necessary in order to make the statements made or included in it, in light of the circumstances under which they are made, not misleading. However, the Company does not make any representation or warranty (i) with respect to information supplied by Parent or Acquisition or any of their affiliates or representatives for inclusion in the Schedule 14D-9, or (ii) with respect to the Offer Documents, except to the extent of information supplied by the Company for inclusion in the Offer Documents. The Schedule 14D-9 Statement each will comply as to form in all material respects with the requirements of the Exchange Act and the rules under it.

4.2

No Implied Representations and Warranties by the Company. Except for the representations and warranties contained in Section 4.1, each of Parent and Acquisition acknowledges that neither the Company nor any person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its subsidiaries or with respect to any other information provided or made available to either Parent or Acquisition in connection with the Transactions. Neither the Company nor any other person will have or be subject to any liability or indemnification obligation to Parent, Acquisition or any other person resulting from the distribution to, or use by, Parent, Acquisition or any other person of any such information, including any documents, projections, forecasts or other material made available to Parent, Acquisition or any other person in “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in Section 4.1 or elsewhere in this Agreement.

4.3

Representations and Warranties of Parent and Acquisition. Except (i) as disclosed in any report, schedule, form or other document filed with, or furnished to, the SEC after January 1, 2013 and publicly available prior to the date of this Agreement, or (ii) as disclosed in the corresponding section of the disclosure schedules attached to this Agreement, (it being agreed that disclosure of any item in any section of the disclosure schedules shall also be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent on its face) Parent and Acquisition each represents and warrants to the Company as follows:

(a)

Parent and Acquisition each is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland.

(b)

Parent and Acquisition each has all corporate power and authority necessary to enable it to enter into this Agreement and carry out the transactions contemplated by this Agreement. All corporate actions necessary to authorize each of Parent and Acquisition to enter into this Agreement and carry out the transactions contemplated by it have been taken. This Agreement has been duly executed by each of Parent and Acquisition and (assuming the due authorization, execution and delivery by the Company) is a valid and binding agreement of each of Parent and Acquisition, enforceable against each of them in accordance with its terms (except to the extent that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity).

(c)

Neither the execution or delivery of this Agreement or of any document to be delivered in accordance with this Agreement nor the consummation of the transactions contemplated by this Agreement or by any document to be delivered in accordance with this Agreement will violate, result in a breach of, or constitute a default (or an event which, with notice or lapse of time or both would constitute a default) under, the Charter or Bylaws of either Parent or Acquisition, any agreement or instrument to which either Parent or Acquisition or any subsidiary of either of them is a party or by which any of them is bound, any law, or any order, rule or regulation of any court or governmental agency or other regulatory organization having jurisdiction over Parent, Acquisition or any of their respective subsidiaries, except violations or breaches of, or defaults under, agreements or instruments which would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impede the ability of Parent and Acquisition to consummate the Tender Offer, the Merger and the other transactions contemplated by this Agreement.

(d)

Except for (i) the filing with the SEC of the Schedule TO, reports on Form 8-K and any related or other filings required under, and compliance with, the applicable requirements of, the Exchange Act, (ii) the filing of Articles of Merger with the Department pursuant to the MGCL and other filings and notices to be made by Company as provided hereunder, (iii) compliance with state securities and Takeover Laws and the filing of documents with various state securities authorities that may be required in connection with the Transactions contemplated hereby, and (iv) filings and notices required as a result of facts and circumstances attributable solely to the Company, no governmental filings, authorizations, approvals or consents, or other governmental action are required to permit Parent and Acquisition to fulfill all their obligations under this Agreement.

(e)

Acquisition was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Acquisition has not, and on the Effective Date will not have, engaged in any activities or incurred, directly or indirectly, any obligations or liabilities, except the activities relating to or contemplated by this Agreement and obligations or liabilities incurred in connection with those activities and with the transactions contemplated by this Agreement.

(f)

Neither any of the Offer Documents nor any information supplied by Parent or Acquisition for inclusion in the Schedule 14D-9 (or any amendment thereof or supplement thereto) will, at the respective times the Schedule TO (or amendment to it) that contains the Offer Documents or the Schedule 14D-9 is filed with the SEC or the Offer Documents or the Schedule 14D-9 are first sent to the Company's stockholders and at the Expiration Date, contain an untrue statement with respect to any material fact or omit to state any material fact required to be stated or included in it or necessary in order to make the statements made or included in it, in light of the circumstances under which they are made, not misleading. However, Acquisition does not make any representation or warranty with respect to information supplied by the Company or any of its affiliates or representatives for inclusion in the Offer Documents, or with respect to the Schedule 14D-9 (except to the extent of information supplied by Parent or Acquisition for inclusion in the Schedule 14D-9). The Offer Documents will comply as to form in all material respects with the requirements of the Exchange Act and the rules under it.

(g)

Acquisition is wholly owned by Parent. Parent has sufficient funds to enable Parent to fulfill its obligations under Section 11.1 and otherwise in this Agreement, and therefore to enable Acquisition to purchase and immediately pay for all shares of Common Stock which are tendered in response to the Tender Offer and enable Acquisition to immediately fulfill all its obligations with regard to the Merger, any and all fees and expenses required to be paid by Parent, Acquisition and the Surviving Corporation in connection with Transactions and all its other obligations under this Agreement.

(h)

Neither Acquisition nor Parent is the subject of any suit or governmental proceeding (in which service or notice of process has been received by either of them) which seeks to prevent Acquisition from completing the transactions which are the subject of this Agreement, nor, to the best of the knowledge of any officer of Parent has any such suit or proceeding been threatened.

(i)

None of Parent, Acquisition or any of their affiliates beneficially owns or owns of record (within the meaning of Section 13 of the Exchange Act), or will prior to the earlier of the Effective Time or the termination of this Agreement (other than as a result of the Transactions contemplated hereby), beneficially own or own of record any shares of Common Stock.

(j)

Neither Parent nor Acquisition nor any of their “affiliates” (as defined in Section 3-601 of the MGCL) is an “interested stockholder” (as defined in Section 3-601 of the MGCL) of the Company.

(k)

Parent has elected to be taxed as a REIT and is operating in a manner that will enable it to qualify as a REIT during 2016.

4.4

No Implied Representations and Warranties by Parent or Acquisition. Except for the representations and warranties contained in Section 4.3, the Company acknowledges that neither Parent nor Acquisition, nor any person on behalf of Parent or Acquisition, makes any other express or implied representation or warranty with respect to Parent or Acquisition, or any of their respective subsidiaries, or with respect to any other information provided or made available to the Company in connection with the Transactions.

4.5

Termination of Representations and Warranties. The representations and warranties in Sections 4.1, 4.3 and 9.1 will terminate at such, if any, time as Acquisition purchases through the Tender Offer any of the shares of Common Stock that are tendered in response to the Tender Offer. No party will have any rights or claims as a result of any representations and warranties after they terminate.

4.6

No Liability of Company regarding Incorrect Representations and Warranties. Even if representations and warranties of the Company in Section 4.1 are not correct and complete in all material respects, neither Acquisition nor Parent will be entitled to any damages from the Company because the representations and warranties are not correct and complete in all material respects. The sole remedy of Acquisition and Parent because one or more representations and warranties are not correct and complete in all material respects will be for Parent to terminate this Agreement as provided in Section 8.1.

ARTICLE 5
PROPOSALS FROM OTHER PERSONS

5.1

No Solicitation of Offers; Notice of Proposals from Others.

(a)

Until such, if any, time as this Agreement terminates without Acquisition’s purchasing the shares of Common Stock that are properly tendered in response to the Tender Offer and not withdrawn, except as provided in Section 5.1(b), the Company will (i) terminate all ongoing discussions regarding merger, reorganization, share exchange, consolidation or similar transaction involving the Company, or a purchase of or tender offer for a majority of the Company’s equity securities or a majority of the assets of the Company and its subsidiaries on a consolidated basis (each of those transactions being an “Acquisition Transaction”, a proposal or offer to enter into an Acquisition Transaction being an “Acquisition Proposal” and a person who makes an Acquisition Proposal being a “Potential Acquiror”), (ii) not authorize or permit its or any of its subsidiaries’ directors, officers, employees, agents or representatives (including any investment banker, attorney or accountant retained by it or by any of its subsidiaries) or any other person directly or indirectly to initiate, solicit, knowingly encourage or otherwise knowingly facilitate (by making available non-public information or otherwise) any Acquisition Proposal or any inquiry or the making of any proposal or offer with respect to a possible Acquisition Transaction, and (iii) not enter into any agreement with anyone other than Parent or Acquisition regarding an Acquisition Transaction (other than a confidentiality agreement permitted by Section 5.1(b)).

(b)

Paragraph (a) will not prevent the Company from providing non-public information about the Company and its subsidiaries (subject to a confidentiality agreement that has substantially the same terms as those contained in Section 12.2(b) of this Agreement) to, and engaging in discussions and negotiations regarding a possible Acquisition Transaction with, a prospective acquirer in response to an Acquisition Proposal which the Company receives that did not result in whole or in part from a breach of Section 5.1(a), and which the Special Committee, determines, after consultation with its legal advisors and independent financial advisor, would result (if consummated in accordance with its terms) in, or is reasonably likely to lead to a Superior Proposal (as defined below).

(c)

If the Board, the Special Committee or the Company, directly or through its advisors, receives an Acquisition Proposal or a request for non-public information or an indication that a prospective acquirer intends to make an Acquisition Proposal, as promptly as practicable, and in any event within one Business Day, after the Special Committee receives the Acquisition Proposal or request for non-public information relating to the Company that would reasonably be expected to lead to an Acquisition Proposal, the Company will inform Parent about the Acquisition Proposal or request including the identity of the person who made or intends to make an Acquisition Proposal and a reasonably detailed description of the material proposed terms of the Acquisition Proposal (including the proposed purchase consideration), and the Company will promptly, from time to time, provide Parent with any additional material information the Special Committee or the Company obtains regarding the Acquisition Proposal.

5.2

Waiver of Standstill Provisions. Anything to the contrary herein notwithstanding, Parent and Acquisition hereby acknowledge that in connection with this Agreement, the Company shall waive the applicability of and release any person who entered into a confidentiality agreement with the Company in connection with a possible acquisition of the Company or a significant portion of its assets containing standstill provisions in connection with the Transactions or the solicitation of proposals related to the process undertaken by the Special Committee resulting in such Transactions, from the standstill provisions of such confidentiality agreement.

5.3

Return of Materials Subject to Confidentiality Agreements. The Company will, or will instruct ACM to, as soon as practicable following the Effective Time, request that any person holding or possessing materials provided during the one-year period prior to the date of this Agreement under a confidentiality agreement entered into in connection with a possible acquisition of the Company or a significant portion of its assets (other than through sales in the ordinary course of business), and any person to which the Company provided materials containing non-public information that does not make a written Acquisition Proposal, promptly return those materials to the Company or to destroy those materials, and the Company will, and will instruct ACM to, endeavor in good faith to obtain compliance with that request.

ARTICLE 6
ACTIONS PRIOR TO THE MERGER

6.1

Company Activities Until Effective Time. From the date of this Agreement until the earlier of the Effective Time or the time this Agreement is terminated in accordance with Article 8, the Company and each of its subsidiaries will, and the Company will instruct ACM to manage the Company so that the Company and each of its subsidiaries will, except (a) with the written consent of Parent (not to be unreasonably withheld, conditioned or delayed), (b) as required by applicable Law or any supranational, national, foreign, federal, state, provincial or local governmental or regulatory commission, board, bureau, agency, court, arbitral tribunal or regulatory or administrative body (each, a “Governmental Authority”)or (c) as required or expressly contemplated by, or necessary to effect the Transactions and the other transactions contemplated by, this Agreement:

(a)

Conduct its activities in the ordinary course and in a manner consistent with the investment strategies and other strategies of the Company in place as of the date of this Agreement.

(b)

Take all commercially reasonable steps available to it to maintain the goodwill of its businesses.

(c)

Not make any borrowings other than borrowings in the ordinary course of business under repurchase agreements referenced in the notes to the consolidated balance sheet at December 31, 2014 included in the Company 10-K or the consolidated balance sheet at September 30, 2015 included in the September 30, 10-Q, or borrowings to help finance the acquisition of assets in the ordinary course of the Company’s business that do not in any instance exceed the purchase price of the asset that is being acquired.

(d)

Not enter into any contractual commitments involving capital expenditures, loans or advances, and not voluntarily incur any contingent liabilities, except in each case in the ordinary course of business.

(e)

Not redeem or purchase any of its stock and not declare or pay any dividends, or make any other distributions or repayments of debt to its stockholders (other than payments by subsidiaries of the Company to the Company or to wholly owned subsidiaries of the Company), other than regular monthly dividends (payable through the month of March 2016) paid by the Company consistent with its past practice of paying monthly dividends based upon its estimated REIT taxable income for the month (estimated in a manner consistent with past practice) and as otherwise necessary to maintain the Company’s qualification as a REIT.

(f)

Not make any loans or advances (other than advances in the ordinary course for travel and other normal business expenses) to stockholders, directors, officers or employees.

(g)

Maintain its books of account and records in the usual manner, in accordance with GAAP applied on a consistent basis, subject to normal year-end adjustments and accruals.

(h)

Comply in all material respects with all applicable Laws and regulations of governmental agencies.

(i)

Not purchase, sell, dispose of or encumber any property or assets, or engage in any activities or transactions, except in each case in the ordinary course of business.

(j)

Not hire any employees.

(k)

Not adopt, become an employer with regard to, or amend any employee compensation, employee benefit or post-employment benefit plan or arrangement.

(l)

Not amend its Charter or Bylaws.

(m)

Not (i) issue or sell, or enter into agreements to issue or sell, any stock of the Company or any options, warrants or convertible or exchangeable securities of the Company or (ii) engage in a reclassification, split or reverse split of Common Stock, declare or make a stock dividend or stock distribution, or engage in a recapitalization, merger (other than the Merger), issuer tender or exchange offer, or other similar transaction.

(n)

Not modify in a material respect the nature or limits (including retention amounts) of insurance coverage that it or its subsidiaries maintain.

(o)

Not make or rescind any material elections under the Code or any state or local tax laws, except to the extent necessary to enable the Company to continue to satisfy all requirements to qualify as a REIT under Section 856 of the Code.

(p)

Not enter into any agreements, including any agreements in connection with the settlement of litigation, that would restrict the ability of the Surviving Corporation to engage after the Effective Time in all the activities in which the Company is engaged as of the date of this Agreement or that would materially restrict the ability of Parent or Acquisition to engage in any activities after Acquisition purchases the shares of Common Stock that are tendered in response to the Tender Offer.

(q)

Subject to the terms of this Agreement, not enter into any agreements that would make it impossible for Acquisition to acquire through the Tender Offer the shares of Common Stock or for the Merger to take place when and as contemplated by this Agreement.

(r)

Not authorize or enter into any agreement to take any of the actions referred to in subparagraphs (a) through (q) above.

6.2

All Parties’ Activities Until Effective Time. Each of Parent, Acquisition and the Company agrees that, from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with Article 8 hereof, unless otherwise contemplated herein (for the avoidance of doubt, this provision is not violated by actions permitted by this agreement including Section 5.1):

(a)

Parent shall not (i) take any action that is intended to or would result in any of the conditions to the Tender Offer or any of the conditions to effecting the Merger becoming incapable of being satisfied; or (ii) take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent and Acquisition to consummate the Tender Offer, the ability of the Company and Acquisition to consummate the Merger or the ability of any of the Company, Parent and Acquisition to complete the other transactions contemplated by this Agreement.

(b)

Parent will take all actions necessary to (i) cause Acquisition to perform its obligations under this Agreement and to consummate the Transactions on the terms and conditions set forth in this Agreement and (ii) ensure that, prior to the Effective Time, Acquisition shall not conduct any business or make any investments other than as specifically contemplated by this Agreement.

(c)

Parent and Company will take all actions necessary to preserve the status of the Company as a REIT under Section 856 of the Code at and immediately subsequent to the Effective Time.

6.3

Communications to Employees of ACM. The Company and Parent will endeavor in good faith to agree upon written and oral statements regarding the Transactions to be made to employees of ACM who are engaged in managing the Company and its subsidiaries.

6.4

Takeover Defenses. If any Takeover Law is or may become applicable to the Tender Offer, the Transaction or any other transaction contemplated by this Agreement, each of the Company, Parent and Acquisition and their respective boards of directors shall grant all such approvals and take all such actions as are necessary or appropriate so that such transactions may be consummated as promptly as practicable hereafter on the terms contemplated hereby, and otherwise act to eliminate or minimize the effects of such Law on such transactions.

6.5

ACM Assistance to Company. Parent will, except as otherwise instructed in writing by the Board, acting upon the recommendation of the Special Committee, cause ACM to do all things in its power to cause the Company to fulfill all its obligations in this Article 6 and elsewhere in this Agreement. Without limiting what is said in the preceding sentence, to the extent ACM is reasonably able to do so, Parent will cause ACM to follow all instructions of the Board, acting upon the recommendation of the Special Committee, to cause the Company to take actions or not take actions between the date of this Agreement and the Expiration Time.

6.6

Reasonable Best Efforts. Without limiting the other provisions of this Article 6, upon the terms and conditions set forth in this Agreement, each of the Parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable law to fulfill all conditions applicable to such party pursuant to this Agreement (including, as applicable, Section 7.1 or 7.2 of this Agreement) and to consummate the Transactions and the other transactions contemplated by this Agreement. The Parties shall use their respective reasonable best efforts to resolve any objections that may be asserted by any Governmental Authority with respect to the transactions contemplated hereby. Except to the extent that Parent requests otherwise and waives any resulting failure of a condition to Acquisition’s obligation to purchase the shares of Common Stock tendered in response to the Tender Offer, the Company and Parent will cooperate and use their respective reasonable best efforts to obtain as promptly as practicable all consents, approvals and waivers required by third persons so that all permits and contracts of the Company and its subsidiaries will remain in full force and effect after the Effective Time. Subject to the terms and conditions of this Agreement, each party shall use its reasonable best efforts to cause the Expiration Time and the Effective Time to occur as promptly as practicable, including by defending against any lawsuits, actions or proceedings, judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, and seeking to have any restraint or prohibition entered or imposed by any court or other Governmental Authority that is not yet final and non-appealable vacated or reversed, provided that none of Parent, Acquisition or the Company (unless Parent agrees to reimburse the Company) will be required voluntarily to incur or increase any financial obligation in order to resolve lawsuits, actions or proceedings.

ARTICLE 7
CONDITIONS PRECEDENT TO MERGER

7.1

Conditions to the Company’s Obligations. The obligations of the Company to complete the Merger are subject to satisfaction of the following conditions (any or all of which, other than the condition in Section 7.1(a), may be waived by the Board, acting upon the recommendation of the Special Committee):

(a)

Shares of Common Stock representing at least the Minimum Condition will have been validly tendered in response to the Tender Offer and not withdrawn by the Expiration Time and Acquisition will have purchased all the shares of Common Stock that are validly tendered in response to the Tender Offer and not withdrawn.

(b)

No order will have been entered by any Governmental Authority and be in force that invalidates this Agreement or restrains the Company from completing the Merger.

7.2

Conditions to Acquisition’s Obligations. The obligations of Acquisition to complete the Merger (which may be waived by Parent) are subject to following conditions:

(a)

 No order will have been entered by any Governmental Authority and be in force which invalidates this Agreement or restrains Parent or Acquisition from completing the Merger.

(b)

The Company will have granted a limited waiver to Parent and Acquisition to provide (i) that Parent and Acquisition may each own shares of capital stock of the Company in excess of 9.8% in value or number of shares.

7.3

Frustration of Closing Conditions. No party to this Agreement may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Article 7 to be satisfied if such failure was caused in any material respect by such party’s breach of any provision of this Agreement or failure to use the efforts to consummate the Merger and the other transactions contemplated hereby that are required by Article 6.

ARTICLE 8
TERMINATION

8.1

Right to Terminate. This Agreement may be terminated at any time prior to the Effective Time:

(a)

By mutual written consent of the Company and Parent.

(b)

By the Company before (but not after) Acquisition accepts for purchase Common Stock that is tendered in response to the Tender Offer if there has been a material breach by Parent or Acquisition, as the case may be, of any representation, warranty, covenant or other agreement contained herein, which breach or failure to perform (i) would give rise to the failure of a condition to the Tender Offer set forth on Exhibit 1.2-E, and (ii) has not been waived by the Company or cured by Parent or Acquisition within fifteen (15) Business Days after Parent’s receipt of written notice thereof from the Company or is incapable of being cured by Parent or Acquisition on or before the Tender Outside Date.

(c)

By the Company after Acquisition accepts for purchase Common Stock that is tendered in response to the Tender Offer but before the Effective Time, as to the Merger but not the Tender Offer (and without affecting any obligation of Acquisition to purchase, or any purchase by Acquisition that has taken place of, Common Stock that is tendered in response to the Tender Offer) if an order is entered by any Governmental Authority which restrains or otherwise prevents the Company or Acquisition from completing the Merger, and despite efforts by the Company to cause that order to be dissolved or modified in a way that would permit the Merger to take place, because of that order the Merger does not take place within 120 days after the Expiration Date.

(d)

By Parent before (but not after) Acquisition accepts for purchase Common Stock that is tendered in response to the Tender Offer if there has been a material breach by the Company of any representation, warranty, covenant or other agreement contained herein, which breach or failure to perform (i) would give rise to the failure of a condition to the Tender Offer set forth on Exhibit 1.2-E, and (ii) has not been waived by Parent or cured by the Company within fifteen (15) Business Days after the Company receives written notice thereof from Parent or is incapable of being cured by the Company on or before the Tender Outside Date (provided, that the breach or inaccuracy of any such representation or warranty was not known, or reasonably should have been known, to Parent or any of its subsidiaries or affiliates on or prior to the date of this Agreement).

(e)

By the Parent after Acquisition accepts for purchase Common Stock that is tendered in response to the Tender Offer but before the Effective Time, as to the Merger but not the Tender Offer (and without affecting any obligation of Acquisition to purchase, or any purchase by Acquisition that has taken place of, Common Stock that is tendered in response to the Tender Offer), if an order is entered by any Governmental Authority which restrains or otherwise prevents the Company or Acquisition from completing the Merger, and despite diligent efforts by the Parent and Acquisition to cause that order to be dissolved or modified in a way that would permit the Merger to take place, because of that order the Merger does not take place within 120 days after the Expiration Date.

(f)

By the Company if before the Expiration Date, (i) the Company receives an Acquisition Proposal to acquire 20% or more of the stock or assets of the Company, or a Potential Acquiror commences a cash tender offer or an exchange offer 20% or more of the Company's outstanding stock (other than any already owned by the Potential Acquiror), (ii) the Board, acting upon the recommendation of the Special Committee, determines that such Acquisition Proposal or the tender offer or exchange offer is or is reasonably likely to lead to a Superior Proposal (as defined below) and resolves to accept the Superior Proposal, or to recommend that stockholders tender their shares in response to the Superior Proposal, unless Acquisition will increase the Tender Offer Price and the Merger Price to an amount per share of Common Stock equal to the value per share of Common Stock of the consideration the Company's stockholders would receive as a result of the Superior Proposal, (iii) the Company has given Parent and Acquisition at least three Business Days’ prior notice (a “Superior Proposal Notice”) (A) of the terms of the Superior Proposal (including the value per share of Common Stock of the consideration the Company's stockholders would receive as a result of the Superior Proposal, valuing non-cash consideration at its fair value as determined by the Board, after consultation with the Special Committee), and (B) that unless Acquisition increases the Tender Offer Price and the Merger Price to an amount per share equal to the value per share of Common Stock of the consideration the Company's stockholders would receive as a result of the Superior Proposal, as set forth in the Superior Proposal Notice, this Agreement will terminate, and (iv) Parent has failed to give the Company an irrevocable notice within the three full Business Day period that Acquisition will increase the Tender Offer Price and the Merger Price to an amount per share equal to the value per share of Common Stock of the consideration the Company's stockholders would receive as a result of the Superior Proposal, as set forth in the Superior Proposal Notice (a “Price Increase Notice”).  A “Superior Proposal” is an Acquisition Proposal, a tender offer or an exchange offer, in each case relating to greater than 50% of the Company’s stock or assets, which the Board, acting upon the recommendation of the Special Committee determines, after consultation with its legal advisors and independent financial advisor, is reasonably likely to be consummated in accordance with its terms and would result in a transaction more favorable to the Company's common stockholders than the Tender Offer and the Merger, taking into account all material legal, financial and regulatory aspects of the proposal (including the consideration per share to be received by the Company’s stockholders). A notice that this Agreement will terminate included in a Superior Proposal Notice will be irrevocable (unless Parent consents in writing to its being withdrawn by the Company) and, unless Parent gives a Price Increase Notice within the three Business Days described in clause (iv) of this Section 8.1(f), will result in this Agreement's terminating on the later of the date specified in the Superior Proposal Notice. If Parent gives the Company a Price Increase Notice, this Agreement will be deemed amended to cause the Tender Offer Price to be the price described in the Price Increase Notice, and the Company will not have the right to terminate this Agreement under this Section 8.1(f) as a result of the Acquisition Proposal described in the Superior Proposal Notice.

(g)

By the Company if, after Parent has given the Company a Price Increase Notice and before the Expiration Date (as it is extended because of the Superior Proposal Notice or the Price Increase Notice), (i) the Company receives a subsequent Acquisition Proposal (whether from the same or a different Potential Acquiror) to acquire 20% or more of the stock or assets of the Company, or a Potential Acquiror commences a cash tender offer or an exchange offer for 20% or more of the Company's outstanding stock (other than any already owned by the Potential Acquiror), and (ii) the Board, acting upon the recommendation of the Special Committee, determines that the subsequent Acquisition Proposal or tender offer or exchange offer is a Superior Proposal even taking into account the amendment to this Agreement as a result of the Price Increase Notice, and resolves to accept the Superior Proposal, or to recommend that stockholders tender their shares in response to the Superior Proposal, provided that the Company will not have the right to terminate this Agreement as a result of a subsequent Acquisition Proposal or tender offer or exchange offer that the Board, acting upon the recommendation of the Special Committee, determines to be a Superior Proposal unless (x) the Company has given Parent and Acquisition at least two Business Days’ prior notice of the terms of the Superior Proposal (including the value per share of Common Stock of the consideration the Company's stockholders would receive as a result of the Superior Proposal, valuing non-cash consideration at its fair value as determined by the Board, acting upon the recommendation of the Special Committee, after consultation with its financial advisers), which two Business Days’ notice will for all purposes of this Agreement be a Superior Proposal Notice (except that it may be revoked at the discretion of the Board, acting upon the recommendation of the Special Committee), and (y) if Parent asks to discuss with the Special Committee during the two Business Day period modifying the Tender Offer Price or other terms of this Agreement to make the Transactions, as modified, as favorable to the Company’s common stockholders as the subsequent Acquisition Proposal or tender offer or exchange offer that the Board, acting upon the recommendation of the Special Committee, has determined to be a Superior Proposal, the Board, acting upon the recommendation of the Special Committee, will have engaged in those discussions and, if Parent has offered to modify the Tender Offer Price or other terms of this Agreement, at the conclusion of those discussions, the Board, acting upon the recommendation of the Special Committee, will have made a determination that the subsequent Acquisition Proposal or tender offer continues to be more favorable to the Company's common stockholders as the Transactions as Parent has offered to modify them. If, because of an offer by Parent to modify the Tender Offer Price or other terms of this Agreement, the Board, acting upon the recommendation of the Special Committee, withdraws its determination that a subsequent Acquisition Proposal or tender offer is a Superior Proposal and then the Company receives one or more additional subsequent Acquisition Proposals or there are one or more subsequent tender offers or exchange offers, the provisions of this Section 8.1(g) will apply to each of those subsequent Acquisition Proposals or tender offers or exchange offers.

(h)

When the Company delivers a Superior Proposal Notice, Acquisition's obligations under Sections 1.2, 2.1 and 6.2(b)(i), will be suspended until such, if any, time as Parent gives a Price Increase Notice (if the Superior Proposal Notice is given under Section 8.1(f)), or the Board, acting upon the recommendation of the Special Committee, withdraws its determination that a subsequent Acquisition Proposal or a tender offer or exchange offer constitutes a Superior Proposal (if the Superior Proposal Notice is given under Section 8.1(g)).

(i)

By Parent, if before Acquisition accepts shares that have been tendered in response to the Tender Offer, (i) the Board, acting upon the recommendation of the Special Committee, withdraws or materially modifies in a manner adverse to the Transactions, or recommends that the Board withdraw or materially modify in a manner adverse to the Transactions, the recommendation that the stockholders of the Company tender their shares in response to the Tender Offer or (ii) there is a public statement, for which neither Parent, any subsidiary of Parent or anyone acting on their behalf is responsible, to the effect that the Board, acting upon the recommendation of the Special Committee, intends to withdraw its recommendation or modify it in a manner adverse to the Transactions and, if requested by Parent, the Company does not within three full Business Days after the date of the request, with the approval of the Board, acting upon the recommendation of the Special Committee, issue and file with the SEC a public statement denying that that is the case.

(j)

By either the Company or Parent if (i) the Expiration Date has not occurred by September 30, 2016 (the “Tender Outside Date”) and (ii) the party seeking to terminate this Agreement pursuant to this Section 8.1(j) has not breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused or resulted in the failure of the Tender Offer to have been consummated by such date.

8.2

Manner of Terminating Agreement. If at any time the Company or Parent has the right under Section 8.1 to terminate this Agreement, except as specifically provided in Section 8.1, it can terminate this Agreement by a notice to the other of them that it is terminating this Agreement.

8.3

Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, after this Agreement is terminated, neither party will have any further rights or obligations under this Agreement. Nothing contained in this Section will, however, relieve either party of liability or damages for any fraud or willful misconduct or bad faith resulting in a breach of this Agreement by such party which occurs before this Agreement is terminated.

8.4

Termination Fee; Expenses.

(a)

Notwithstanding anything herein to the contrary, in no event shall the Company be obligated to pay a termination fee.

(b)

If the Company terminates this Agreement as permitted under Section 8.1(f) or 8.1(g), or if Parent terminates this Agreement as permitted under Section 8.1(i) solely in the event that the Tender Offer is commenced and the Minimum Condition is not met prior to the Expiration Date, then, within 10 business days following such termination, the Company will reimburse Parent for all out-of-pocket expenses incurred by it or by Acquisition in connection with this Agreement in connection with this Agreement and the transactions contemplated by it ( including reasonable fees and expenses of professionals and other consultants and out of pocket costs incurred by employees in investigating the business and financial condition of the Company and in connection with the negotiation of this Agreement and efforts to carry out the transactions which are the subject of this Agreement) for which Parent has presented reasonable documentation to the Company (up to a total reimbursement of expenses not exceeding $2.0 million).

(c)

Except as otherwise expressly provided in this Agreement, all fees and expenses incurred in connection with this Agreement, the Tender Offer, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that expenses incurred in connection with the printing and mailing of any required filings with the SEC and in connection with notices or other filings with any other Governmental Authority shall be shared equally by Parent and the Company.

ARTICLE 9
ABSENCE OF BROKERS

9.1

Representations and Warranties Regarding Brokers and Others. The Company and Acquisition each represents and warrants that nobody acted as a broker, a finder or in any similar capacity in connection with the Transactions or the other transactions contemplated by this Agreement, except that JMP acted as a financial advisor to the Special Committee and Lazard Frères and Co. LLC (“Lazard”) acted as a financial advisor to Parent and Acquisition. The Company will pay all the fees and other charges of JMP, and Parent or Acquisition will pay all the fees and other charges of Lazard.

ARTICLE 10
INDEMNIFICATION OF DIRECTORS AND OFFICERS

10.1

Indemnification for Prior Acts. For a period of no less than six years after the Effective Time, to the fullest extent permitted by applicable Law, Parent shall, and shall cause the Surviving Corporation to, (i) indemnify, defend and hold harmless, all past and present directors, including, but not limited to the member of the Special Committee, and officers of the Company and its subsidiaries (collectively, the “Indemnified Parties”) against any costs, expenses (including attorneys’ fees and expenses and disbursements), judgments, fines, losses, claims damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was a director, officer, employee or fiduciary of the Company or any of its subsidiaries or is or was serving at the request of, or to represent the interest of, the Company or any of its Subsidiaries as a director, officer, partner, member, trustee, fiduciary, employee or agent of any other corporation, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise, including any charitable or not-for profit public service organization or trade association whether asserted or claimed prior to, at or after the Effective Time (including with respect to acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby), and provide advancement of expenses to the Indemnified Parties, to the fullest extent permitted by applicable Law as it presently exists or may hereafter be amended (but, in the case of any such amendment, only to the extent such amendment permits Parent or the Surviving Corporation to provide broader indemnification rights or rights of advancement of expenses than such Law permitted Parent or the Surviving Corporation to provide prior to such amendment),  (ii) without limitation to clause (i), to the fullest extent permitted by applicable Law, include and cause to be maintained in effect in the Surviving Corporation’s (or any successor’s) organizational documents for a period of not less than six years after the Effective Time, provisions regarding elimination of liability of directors, and indemnification of and advancement of expenses to directors and officers of the Company, no less favorable than those contained in the Company’s organizational documents as of the date hereof and (iii) not settle, compromise or consent to the entry of any judgment in any proceeding or threatened litigation, action, suit, arbitration, investigation or similar proceeding (public or private) (“Action”), in each case, by or before a Governmental Authority (and in which indemnification could be sought by an Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Action or such Indemnified Party otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed). In the event of any such claim, action, suit, proceeding or investigation, (A) the Surviving Corporation shall have the right to control the defense thereof after the Effective Time, (B) each Indemnified Party shall be entitled to retain his or her own counsel, whether or not the Surviving Corporation shall elect to control the defense of any such claim, action, suit, proceeding or investigation, and (C)  the Surviving Corporation shall pay all reasonable fees and expenses of any counsel retained by an Indemnified Party, promptly after statements therefor are received, whether or not the Surviving Corporation shall elect to control the defense of any such claim, action, suit, proceeding or investigation.

The Surviving Corporation will maintain in effect for not less than six years after Effective Time, with respect to occurrences prior to the Effective Time, the Company's policies of directors’ and officers' liability insurance which are in effect on the date of this Agreement and are listed on Schedule 10.1 (notwithstanding any provisions of those policies that they will terminate as a result of a merger), or provide substantially equivalent coverage and amounts containing terms no less favorable to such directors or officers, and from insurance carriers with at least comparable claims paying ability ratings, to the extent that insurance is available at an annual cost not exceeding 350% of the annual cost of the policies of directors and officers liability insurance that are in effect at the date of this Agreement (and, to the extent that insurance is not available at an annual cost not exceeding 350% of the annual cost of the policies that are in effect at the date of this Agreement, the Surviving Corporation will maintain in effect the maximum coverage that is available for that amount).  Notwithstanding anything in this Agreement to the contrary, prior to the Effective Time, the Company shall purchase a “tail” insurance policy with a fresh, unimpaired aggregate limit of liability (which policy by its express terms shall survive the Merger) of at least the same coverage with a fresh, unimpaired aggregate limit of liability, and containing terms and conditions that are no less favorable to the directors and officers of the Company as the Company’s existing policy or policies, and from insurance carriers with at least comparable claims paying ability ratings, for the benefit of the current and former officers and directors of the Company with a claims period of six years from the Effective Time with respect to directors’ and officers’ liability insurance for claims arising from facts or events that occurred at or prior to the Effective Time. If the Surviving Corporation is acquired during the period of six years after the date of this Agreement, the Surviving Corporation will require in any agreement relating to its being acquired that the acquirer shall maintain in effect the insurance required by this Section.

10.2

Benefit of Provisions. The provisions of Section 10.1 are intended to be for the benefit of, and will be enforceable by, the respective current and former directors and officers of the Company or its subsidiaries to which they relate and their heirs and representatives (all of whom will, for the avoidance of doubt, be express third party beneficiaries of this Article 10).

ARTICLE 11
OBLIGATIONS OF PARENT TO FUND ACQUISITION

11.1

Funding of Acquisition.

(a)

If Acquisition accepts shares of Common Stock tendered in response to the Tender Offer, Parent will provide to Acquisition (whether by contribution, loan or otherwise) or arrange for Acquisition to obtain from other sources, all sums Acquisition needs to pay for the accepted shares of Common Stock. If the Merger takes place, Parent will provide to Acquisition, or arrange for Acquisition to obtain from other sources, all sums it needs to pay the Merger Price and to make any other payments Acquisition is required to make as a result of the Merger.

(b)

If Acquisition is required to make any payments under or with regard to this Agreement, other than payments of the type described in Section 11.1(a), including any payments Acquisition is required to make because it fails to fulfill any of its obligations under this Agreement, Parent will provide to Acquisition, or arrange for Acquisition to obtain from other sources, all funds Acquisition needs to make those payments.

ARTICLE 12
GENERAL

12.1

Expenses.  The Company and Acquisition will each pay its own expenses in connection with the transactions that are the subject of this Agreement, including legal fees and disbursements. The Company will pay the expenses of the Special Committee in connection with the transactions that are the subject of this Agreement, including the fees of, and reimbursement of expenses incurred by, its advisors.

12.2

Access to Properties, Books and Records.

(a)

From the date of this Agreement until the earlier of the Effective Time or the time this Agreement is terminated in accordance with Article 8, the Company will, and will cause each of its subsidiaries to, give representatives of Parent and Acquisition, or of any potential lenders or other sources of financing to Parent, the Company or the Surviving Corporation, reasonable access during normal business hours to all of their respective properties, books and records and to personnel of ACM who are knowledgeable about the various aspects of the business of the Company and its subsidiaries, provided that the Company will not be required by this Section to permit any inspection, or to disclose any information, that in the reasonable judgment of the ACM employees responsible for managing the Company, or of the Special Committee, would result in the disclosure of a trade secret of a third party not related to the Company or ACM, or violate any of the Company’s obligations to a third party not related to the Company or ACM with respect to confidentiality, if the Company (through the ACM employees responsible for managing the Company) has used reasonable efforts to obtain the consent of the third party to the inspection or disclosure.

(b)

Until the Effective Time, Parent and Acquisition each will, and will cause their respective representatives to, hold all information it receives as a result of its access to the properties, books, records and personnel of the Company or its subsidiaries in confidence, except to the extent that information (i) is or becomes available to the public (other than through a breach of this Agreement), (ii) becomes available to Parent or Acquisition from a third party which, insofar as Parent or Acquisition is aware, is not under an obligation to the Company, or to a subsidiary of the Company, to keep the information confidential, (iii) was known to Parent, Acquisition or other of Parent’s affiliates before it was made available to Parent or Acquisition or their representatives by the Company or any of its subsidiary (other than information disclosed to ACM or its employees in the course of ACM’s managing the Company), (iv) otherwise is independently developed by Parent or Acquisition or their affiliates (other than ACM), (v) Parent reasonably believes is required to be included in the Offer Documents, the Schedule TO (including the Offer TO) or (vi) Parent reasonably determines, based on advice of legal counsel, that Parent is required to disclose in response to legal process or any Governmental Authority. If this Agreement is terminated before the Effective Time, Parent and Acquisition each will, at the request of the Company, deliver to the Company all documents and other material obtained by Parent or Acquisition from the Company or a subsidiary in connection with the transactions which are the subject of this Agreement or evidence that that material has been destroyed by Parent or Acquisition.

12.3

Press Releases. The Company and Parent will consult with each other before issuing any press releases or otherwise making any public statements with respect to this Agreement, but nothing in this Section will prevent either party or any affiliate of either party from making any statement or announcement when and as required by Law or by the rules of any securities exchange or securities quotation or trading system on which securities of that party or an affiliate are listed, quoted or traded.

12.4

Entire Agreement. This Agreement and the documents to be delivered in accordance with this Agreement contain the entire agreement among the Company, Parent and Acquisition relating to the transactions which are the subject of this Agreement and those other documents, all prior negotiations, understandings and agreements between the Company and either Parent or Acquisition are superseded by this Agreement and those other documents, and there are no representations, warranties, understandings or agreements concerning the transactions which are the subject of this Agreement or those other documents other than those expressly set forth in this Agreement or those other documents.

12.5

Benefit of Agreement. This Agreement is for the benefit of the Parties to it, their respective successors and any permitted assigns. Except as stated in Section 10.2, this Agreement is not intended to be for the benefit of, or to give any rights to, anybody other than the Parties, their respective successors and any permitted assigns.

12.6

Effect of Disclosures. Any information disclosed by a party in connection with any representation and warranty contained in this Agreement (including any exhibit or schedule to this Agreement) will be treated as having been disclosed in connection with each representation and warranty made by that party in this Agreement.

12.7

Captions. The captions of the articles and sections of this Agreement are for convenience only, and do not affect the meaning or interpretation of this Agreement.

12.8

Assignments. Neither this Agreement nor any right of any party under it may be assigned, except that Acquisition may assign its rights under this Agreement to a corporation or other entity a majority of the equity of which is owned by Parent.

12.9

Notices and Other Communications. Any notice or other communication under this Agreement must be in writing and will be deemed given when it is delivered in person or sent by electronic mail (with proof of receipt at the number or email address to which it is required to be sent), on the Business Day after the day on which it is delivered to a major nationwide overnight delivery service for next Business Day delivery, or on the third Business Day after the day on which it is mailed by first class mail from within the United States, to the following addresses (or such other address as may be specified after the date of this Agreement by the party to which the notice or communication is sent):

If to Acquisition or Parent:

ARMOUR Residential REIT, Inc.

3001 Ocean Drive

Suite 201

Vero Beach FL 32963

Attention: Scott J. Ulm and Jeffrey J. Zimmer, Co-CEOs

Email address:sju@armourcap.com and jz@armourcap.com

with a copy to:

Akerman LLP

Three Brickell City Center

98 Southeast Seventh Street

Miami, FL 33131

Attention: Bradley D. Houser

Attn: Bradley D. Houser

Email address: bradley.houser@akerman.com

If to the Company:

JAVELIN Mortgage Investment Corp.

3001 Ocean Drive

Suite 201

Vero Beach, FL 32963

Attention: John C. Chrystal, Chair, Special Committee, Independent Director

Email address:  jchrystal@thebancorp.com

with a copy to:

Duane Morris LLP
30 South 17th Street

Philadelphia, PA 19103
Attention: Hersh Kozlov, Richard Silfen and Darrick Mix

Email Address:  HKozlov@duanemorris.com, RASilfen@duanemorris.com and DMix@duanemorris.com

Venable LLP

750 E. Pratt Street

Suite 900 Baltimore, MD 21202

Attention:  James J. Hanks, Jr.

Email Address: jhanks@venable.com

12.10

Governing Law. This Agreement will be governed by, and construed under, the laws of the State of Maryland, without regard to conflicts of laws principles that would apply the laws of any other jurisdictions.

12.11

Consent to Jurisdiction. The Company, Parent and Acquisition each agrees that any action or proceeding relating to this Agreement or the transactions that are the subject of this Agreement may be brought in any state or Federal court sitting in the State of Maryland, and each of them (i) consents to the personal jurisdiction of each of those courts in any such action or proceeding, (ii) agrees not to seek to transfer any such action or proceeding to any other court, whether because of inconvenience of the forum or for any other reason (but nothing in this Section will prevent a party from removing any action or proceeding from a state court sitting in the State of Maryland to a Federal court sitting in that state) and (iii) agrees that process in any such action or proceeding may be served by registered mail or in any other manner permitted by the rules of the court in which the action or proceeding is brought.

12.12

Remedies; Specific Performance. The Parties acknowledge that money damages would not be an adequate remedy if the Company, Acquisition or Parent failed to perform in any material respect any of its obligations under this Agreement, and accordingly each of the Company, Acquisition and Parent agrees any party will be entitled to obtain an order compelling specific performance of another party’s obligations under this Agreement, without any requirement that the party obtaining the order post a bond, and the Parties agree that if any proceeding is brought in equity to compel performance of any provision of this Agreement, no party will raise the defense that there is an adequate remedy at law or assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason. The Parties agree that if specific performance is available and granted with regard to any breach by any party of any obligation under this Agreement, that specific performance shall be the sole and exclusive remedy for that breach unless this Agreement is terminated as permitted under Article 8.

12.13

Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, INCLUDING ANY ACTION OR PROCEEDING BROUGHT BY WAY OF COUNTERCLAIM AND ANY ACTION OR PROCEEDING RELATING TO THE NEGOTIATION, PERFORMANCE OR ENFORCEMENT OF THIS AGREEMENT. EACH OF THE PARTIES ACKNOWLEDGES THAT IT IS AWARE THAT THIS WAIVER OF RIGHTS TO JURY TRIAL WAS A FACTOR IN THE OTHER PARTY’S OR PARTIES’ DECISION TO AGREE TO THE TERMS OF THIS AGREEMENT AND THAT NOBODY PROMISED THAT THIS WAIVER OF THE RIGHT TO JURY TRIAL WOULD NOT BE ENFORCED.

12.14

Amendments. This Agreement may be amended by, but only by, a document in writing signed by the Company, Acquisition and Parent.

12.15

Counterparts. This Agreement may be executed in two or more counterparts, some of which may be signed by fewer than all the Parties or may contain facsimile copies of pages signed by some of the Parties. Each of those counterparts will be deemed to be an original copy of this Agreement, but all of them together will constitute one and the same agreement.

(Signatures on following page)

IN WITNESS WHEREOF, the Company, Parent and Acquisition have executed this Agreement, intending to be legally bound by it, on the day shown on the first page of this Agreement.

JAVELIN MORTGAGE INVESTMENT CORP.

By:	/s/ Mark R. Gruber
Name:	Mark R. Gruber
Title:	Chief Operating Officer

ARMOUR RESIDENTIAL REIT, INC.

By:	/s/ Jeffrey J. Zimmer
Name:	Jeffrey J. Zimmer
Title:	Co-Chief Executive Officer

JMI ACQUISITION CORPORATION

By:	/s/ James R. Mountain
Name:	James R. Mountain
Title:	Chief Financial Officer

Exhibit 1.2-E

Acquisition will not be required to accept for payment or pay for any Common Stock tendered in response to the Tender Offer if:

(a)

The number of shares of Common Stock that are properly tendered in response to the Tender Offer and not withdrawn by the Expiration Time is less than the Minimum Condition.

(b)

Any statute, rule or regulation has been enacted or adopted by any Governmental Authority that would make the acquisition of the tendered Common Stock by Acquisition or the Merger illegal.

(c)

Any order has been entered by any Governmental Authority and be in force which invalidates this Agreement or restrains Acquisition from completing the acquisition of the tendered Common Stock or from completing the Merger.

(d)

Any of the representations and warranties of the Company in this Agreement is not true and correct on the day the Tender Offer expires with the same effect as though they were made on that day, except failures to be true and correct which (i) could not, in the aggregate, reasonably be expected to have a Company Material Adverse Effect or to have a material adverse effect on Acquisition’s legal ability to purchase or own Common Stock that is tendered in response to the Tender Offer or Acquisition’s legal ability to consummate the Merger as contemplated by this Agreement or (ii) were known, or reasonably should have been known, to Parent or any of its subsidiaries or ACM on or prior to the date of this Agreement.

(e)

The Company has not performed in all material respects all the obligations it is required to have performed under this Agreement by the Expiration Date, except failures which (i) do not, and cannot reasonably be expected to, have a Company Material Adverse Effect, (ii) have been caused by or result from a breach of this Agreement by Parent or Acquisition and (iii) (ii) have been caused or result from the action or failure to act by ACM.

(f)

This Agreement has been terminated in accordance with its terms.

(g)

The Board, acting upon the recommendation of the Special Committee, withdraws or modifies in a manner adverse to Acquisition the Board’s recommendation or approval regarding the Tender Offer or the Merger.

(h)

The Board, acting upon the recommendation of the Special Committee, withdraws or modifies in a manner adverse to Acquisition the Board’s recommendation that stockholders accept the Tender Offer.

The conditions set forth above are for the sole benefit of Acquisition and Parent, and any of those conditions, other than the condition in paragraph (a), may be waived by Parent in whole or in part. Any delay by Acquisition in exercising the right to terminate the Tender Offer because any of the conditions is not fulfilled will not be deemed a waiver of its right to do so.

Schedule 1.2

Schedule 1.2 - Calculation of BVPS
Assets		As of , 2016
MBS
Agency securities (including pledged assets) current face
Agency securities - Premium
Agency securities
Agency principal receivable
Non-agency securities at FV (including pledged assets)
Non-agency Factor Changes
Hedges
Derivatives, at fair value, Principal
Derivatives, accrued interest
Treasuries short sale gain (loss)
Cash and Equivalents
Cash
Restricted Cash
Cash Reconciliation Issues
Cash - Northern Trust
Receivables
Cash Receivable for ATM shares
Cash Receivable for Terminated Swaps
Cash receivable for sold bonds
Agency accrued interest receivable
Non-agency accrued interest receivable
Accrued interest receivable
Prepaid
Amort of prepaid est
Total Assets

Liabilities
Repurchase Agreements
Repo trade principal
Accrued interest payable repo
UBS Long-Term Box Collateral
Hedges
Derivatives, at fair value, Principal
Derivatives, accrued interest
Treasuries short sale gain (loss)
Receivables & Accruals
Cash Payable to AVM
Cash Payable for unsettled shares
Cash payable for Purchased bonds
Cash Payable for Terminated Swaps
Accounts payable
Accrued expenses
Accrued expenses not yet posted/paid
Adjustment for AP paid;
Treasury Stock repurchase; this is removed when settles to match reduction in cash
Dividends - Common
Transaction expenses accrual		(1,000,000)
Management fees
Total Liabilities

Stockholder's Equity

Common shares outstanding		11,866,691

BVPS	$

Schedule 2.5

Scott J. Ulm

Jeffrey J. Zimmer

James R. Mountain

Schedule 10.1

Berkshire Hathaway Specialty Insurance Policy Number: 42-EPF-150287-02

Berkshire Hathaway Specialty Insurance Policy Number:  42-EPF-301792-01

Lance Indemnity Company, LLC Policy: JMI-DO-2015